CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2025 and 2024

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2025 $	2024 (1) $	2025 $	2024 (1) $
Sales	18	230,419	156,287	425,456	300,282
Cost of sales	19	125,390	103,676	240,085	200,041
Mine operating income		105,029	52,611	185,371	100,241

General and administration	20	21,575	20,643	45,476	36,865
Foreign exchange (gain) loss		(2,325)	1,686	(2,518)	4,112
Write-off of mineral properties	7	1,997	-	1,997	-
Other expenses		59	(469)	749	(352)
		21,306	21,860	45,704	40,625

Operating income		83,723	30,751	139,667	59,616

Investment gains	4	1,679	2,501	2,998	5,149
Interest and finance costs, net	21	(3,423)	(6,591)	(6,467)	(12,320)
Loss on derivatives		(622)	-	(569)	-
		(2,366)	(4,090)	(4,038)	(7,171)

Income before income taxes		81,357	26,661	135,629	52,445

Income taxes
Current income tax expense		23,848	21,595	47,543	35,688
Deferred income tax expense (recovery)		9,804	(17,143)	1,497	(19,838)
		33,652	4,452	49,040	15,850
Net income from continuing operations		47,705	22,209	86,589	36,595

Net (loss) income from discontinued operations, net of tax	22	(3,638)	21,131	22,287	35,812
Net income		44,067	43,340	108,876	72,407

Net income from continuing operations attributable to:
Fortuna shareholders		42,629	21,262	78,063	34,298
Non-controlling interests	26	5,076	947	8,526	2,297
Net income attributable to:
Fortuna shareholders		37,314	40,629	95,817	66,879
Non-controlling interests	26	6,753	2,711	13,059	5,528
		44,067	43,340	108,876	72,407

Earnings per share from continuing operations attributable to Fortuna shareholders	17
Basic		0.14	0.07	0.25	0.11
Diluted		0.14	0.07	0.25	0.11

Earnings per share attributable to Fortuna shareholders	17
Basic		0.12	0.13	0.31	0.22
Diluted		0.12	0.13	0.31	0.22

Weighted average number of common shares outstanding (000's)
Basic		306,960	306,004	306,788	306,237
Diluted		308,957	316,941	308,513	308,207
(1)	Comparative information has been restated due to discontinued operations (Note 22).

The accompanying notes are an integral part of these interim financial statements.

Page | 1

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2025 $	2024 $	2025 $	2024 $
Net income		44,067	43,340	108,876	72,407

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		506	(10)	455	18
Items that are or may subsequently be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		1,350	(38)	2,099	(1,192)
Reclassification of translation adjustments on disposal of subsidiaries, net of $nil tax	22	1,701	-	1,701	-
Total other comprehensive income (loss)		3,557	(48)	4,255	(1,174)
Comprehensive income		47,624	43,292	113,131	71,233

Comprehensive income attributable to:
Fortuna shareholders		40,871	40,581	100,072	65,705
Non-controlling interests	26	6,753	2,711	13,059	5,528
		47,624	43,292	113,131	71,233
(1)	For the three and six months ended June 30, 2025, the currency translation adjustment is net of tax expenses of $960 thousand and $914 thousand, respectively (2024 - recoveries of $326 thousand and $285 thousand, respectively).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	June 30, 2025 $	December 31, 2024 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents		378,422	231,328
Short-term investments		8,922	-
Trade and other receivables	4	67,171	99,984
Inventories	5	120,413	134,496
Other current assets	6	12,593	20,433
		587,521	486,241
NON-CURRENT ASSETS
Mineral properties and property, plant and equipment	7	1,472,442	1,539,187
Other non-current assets	8	78,298	90,104
Total assets		2,138,261	2,115,532

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	134,004	151,642
Income taxes payable		60,123	80,116
Current portion of lease obligations	11	22,097	19,761
Current portion of closure and reclamation provisions	14	749	4,510
		216,973	256,029
NON-CURRENT LIABILITIES
Debt	12	130,040	126,031
Deferred tax liabilities		135,481	144,266
Closure and reclamation provisions	14	46,111	70,827
Lease obligations	11	63,907	48,216
Other non-current liabilities	13	3,356	4,090
Total liabilities		595,868	649,459

SHAREHOLDERS' EQUITY
Share capital	16	1,128,838	1,129,709
Reserves		60,876	57,772
Retained earnings		304,931	216,384
Equity attributable to Fortuna shareholders		1,494,645	1,403,865
Equity attributable to non-controlling interests	26	47,748	62,208
Total equity		1,542,393	1,466,073

Total liabilities and shareholders' equity		2,138,261	2,115,532

Contingencies and Capital Commitments (Note 27)

The accompanying notes are an integral part of these interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2025 $	2024 $	2025 $	2024 $

Operating activities:
Net income from continuing operations		47,705	22,209	86,589	36,595
Items not involving cash:
Depletion and depreciation		48,342	42,894	93,129	82,543
Accretion expense	21	1,903	1,439	3,657	2,779
Income taxes		33,652	4,452	49,040	15,850
Interest expense, net	21	1,520	4,971	2,810	9,157
Share-based payments, net of cash settlements		3,345	4,687	6,206	4,817
Write-off of mineral properties	7	1,997	-	1,997	-
Unrealized foreign exchange gain		(2,536)	(376)	(3,712)	(5,682)
Investment gains	4	(1,679)	(2,501)	(2,998)	(5,149)
Other		99	277	1,460	196
Changes in working capital	25	(4,196)	(14,484)	(12,176)	(39,187)
Cash provided by operating activities		130,152	63,568	226,002	101,919
Income taxes paid		(36,394)	(20,551)	(45,761)	(23,984)
Interest paid		(3,582)	(6,263)	(4,108)	(10,058)
Interest received		2,507	602	5,567	1,302
Net cash provided by operating activities - continuing operations		92,683	37,356	181,700	69,179
Net cash (used in) provided by operating activities - discontinued operations	22	(25,377)	36,172	11,984	53,296

Investing activities:
Investments in equity securities		(6,045)	-	(6,045)	-
Additions to mineral properties and property, plant and equipment	7	(47,015)	(40,637)	(84,968)	(67,596)
Purchases of investments	4	(4,428)	(8,800)	(18,804)	(16,413)
Proceeds from sale of marketable securities and investment maturities	4	1,194	11,300	12,546	21,561
Receipts (deposits) on long-term assets		2,025	418	4,351	(886)
Other investing activities		-	44	(232)	48
Cash used in investing activities - continuing operations		(54,269)	(37,675)	(93,152)	(63,286)
Cash provided by (used in) investing activities - discontinued operations	22	73,286	(9,400)	71,680	(23,291)

Financing activities:
Restricted cash - convertible debentures	12	-	(46,129)	-	(46,129)
Transaction costs on credit facility	12	-	-	(107)	-
Proceeds from credit facility	12	-	68,000	-	68,000
Repayment of credit facility	12	-	(193,000)	-	(233,000)
Convertible notes issued	12	-	172,500	-	172,500
Cost of financing - 2024 Convertible Notes	12	-	(5,207)	-	(5,207)
Repurchase of common shares	16	-	-	(4,165)	(3,535)
Payments of lease obligations	25	(6,114)	(4,385)	(11,112)	(8,009)
Cash used in financing activities - continuing operations		(6,114)	(8,221)	(15,384)	(55,380)
Cash used in financing activities - discontinued operations	22	(11,875)	(1,234)	(12,879)	(2,544)
Effect of exchange rate changes on cash and cash equivalents		1,996	877	3,151	(525)
Increase (decrease) in cash and cash equivalents during the period - continuing operations		34,296	(7,663)	76,315	(50,012)
Increase in cash and cash equivalents during the period - discontinued operations	22	36,034	25,538	70,785	27,461
Cash and cash equivalents, beginning of the period		308,092	87,722	231,322	128,148
Cash and cash equivalents, end of the period		378,422	105,597	378,422	105,597

Cash and cash equivalents consist of:
Cash		190,297	73,495	190,297	73,495
Cash equivalents		188,125	32,102	188,125	32,102
Cash and cash equivalents, end of the period		378,422	105,597	378,422	105,597

Segment totals for the discontinued operations are disclosed in Note 22

Supplemental cash flow information (Note 25)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Equity reserve $	Hedging reserve $	Fair value reserve $	Equity component of convertible debt $	Foreign currency reserve $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at January 1, 2025		306,928,189	1,129,709	26,701	198	(875)	37,050	(5,302)	216,384	62,208	1,466,073
Total comprehensive income
Net income		-	-	-	-	-	-	-	95,817	13,059	108,876
Other comprehensive income		-	-	-	-	455	-	3,800	-	-	4,255
Total comprehensive income		-	-	-	-	455	-	3,800	95,817	13,059	113,131

Transactions with owners of the Company
Sale of Roxgold SANU S.A.	22	-	-	-	-	-	-	-	-	(10,250)	(10,250)
Dividend declared to non-controlling interests	26	-	-	-	-	-	-	-	-	(24,539)	(24,539)
Repurchase of common shares	16	(916,900)	(4,165)	-	-	-	-	-	-	-	(4,165)
Shares issued on vesting of share units	15	948,697	3,294	(3,294)	-	-	-	-	-	-	-
Issuance of shares to non-controlling interests	26	-	-	-	-	-	-	-	(7,270)	7,270	-
Share-based payments	15	-	-	2,143	-	-	-	-	-	-	2,143
		31,797	(871)	(1,151)	-	-	-	-	(7,270)	(27,519)	(36,811)

Balance at June 30, 2025		306,959,986	1,128,838	25,550	198	(420)	37,050	(1,502)	304,931	47,748	1,542,393

Balance at January 1, 2024		306,587,630	1,125,376	26,144	198	(998)	4,825	(4,827)	87,649	49,754	1,288,121
Total comprehensive income
Net income		-	-	-	-	-	-	-	66,879	5,528	72,407
Other comprehensive loss		-	-	-	-	18	-	(1,192)	-	-	(1,174)
Total comprehensive income		-	-	-	-	18	-	(1,192)	66,879	5,528	71,233

Transactions with owners of the Company
Repurchase of common shares	16	(1,030,375)	(3,535)	-	-	-	-	-	-	-	(3,535)
Shares issued on vesting of share units	15	556,785	2,914	(2,914)	-	-	-	-	-	-	-
Share-based payments	15	-	-	2,033	-	-	-	-	-	-	2,033
Equity portion of convertible notes, net of tax	12	-	-	-	-	-	32,331	-	-	-	32,331
		(473,590)	(621)	(881)	-	-	32,331	-	-	-	30,829

Balance at June 30, 2024		306,114,040	1,124,755	25,263	198	(980)	37,156	(6,019)	154,528	55,282	1,390,183

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Côte d’Ivoire, Peru, Mexico, and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project in Senegal. On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”) (see Note 22). On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively, the “Sanu Entities”) (see Note 22).

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On August 6, 2025, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 24) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2025, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2024.

In connection with the disposal of the Sanu Entities on May 12, 2025, the Company received non-cash consideration in the form of a right to receive certain value-added tax refunds. The receipt of these cash flows is contingent upon the satisfaction of certain administrative and regulatory conditions, which are not yet complete. In accordance with IFRS 13, Fair Value Measurement, and IFRS 9, Financial Instruments, this contingent consideration receivable is classified as a financial asset measured at fair value through profit or loss. The fair value of this asset was determined to be $11.7 million as at June 30, 2025. See Notes 22 and 24 for details.

4.   TRADE AND OTHER RECEIVABLES

	June 30, 2025 $	December 31, 2024 $
Trade receivables from doré and concentrate sales	16,765	26,702
Advances and other receivables	5,475	4,332
Value added tax receivables	44,931	68,950
Trade and other receivables	67,171	99,984

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at June 30, 2025.

As at June 30, 2025, current Value Added Tax (“VAT”) receivables include $13.1 million (December 31, 2024 - $20.4 million) for Argentina, $nil (December 31, 2024 - $4.3 million) for Mexico, $29.9 million (December 31, 2024 - $22.2 million) for Côte d’Ivoire, and $nil (December 31, 2024 - $20.6 million) for Burkina Faso. An additional $11.4 million (December 31, 2024 - $28.4 million) of VAT receivables are classified as non-current. Refer to Note 8 for details.

The Company has an investment strategy which includes utilizing certain foreign exchange measures implemented by the Argentine Government, to address its local currency requirements in Argentina. As a result of this strategy, during the three and six months ended June 30, 2025, the Company recorded investment gains of $nil and $1.3 million, respectively (June 30, 2024 - $2.5 million and $5.1 million, respectively) from trades in Argentine peso denominated cross-border securities.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   INVENTORIES

	Note	June 30, 2025 $	December 31, 2024 $
Ore stockpiles		98,359	104,998
Materials and supplies		42,595	55,864
Leach pad and gold-in-circuit		28,493	26,673
Doré bars		3,552	547
Concentrate stockpiles		461	299
Total inventories		173,460	188,381
Less: non-current portion	8	(53,047)	(53,885)
Current inventories		120,413	134,496

During the three and six months ended June 30, 2025, the Company expensed $111.3 million and $213.0 million, respectively, of inventories to cost of sales (June 30, 2024 - $93.0 million and $179.9 million, respectively).

6.   OTHER CURRENT ASSETS

	June 30, 2025 $	December 31, 2024 $
Prepaid expenses	5,556	15,936
Investments in equity securities	6,676	63
Income tax receivable	211	4,158
Other	150	276
Other current assets	12,593	20,433

As at June 30, 2025, prepaid expenses include $1.9 million (December 31, 2024 - $8.6 million) related to deposits and advances to contractors.

On June 11, 2025, the Company acquired 15,037,593 common shares of Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire for $6.0 million. As at June 30, 2025, the fair value of this investment was $6.6 million, and is included in investments in equity securities. The fair value recognized was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	39,650	22,427	25,006	38,271	125,354
Changes in closure and reclamation provision	(446)	-	-	(58)	(504)
Disposals and write-offs	-	(1,997)	(375)	(3,620)	(5,992)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	1,170	22	(59,331)	58,139	-
Balance as at June 30, 2025	1,110,815	273,844	39,137	851,290	2,275,086
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	-	49	539,293	1,440,941
Disposals and write-offs	-	-	-	(3,388)	(3,388)
Sale of discontinued operations (1)	(507,347)	-	(49)	(245,781)	(753,177)
Depletion and depreciation	73,387	-	-	44,881	118,268
Balance as at June 30, 2025	467,639	-	-	335,005	802,644
Net book value as at June 30, 2025	643,176	273,844	39,137	516,285	1,472,442
(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan and the Sanu Entities that were sold during the period. Refer to Note 22 for details.

As at June 30, 2025, non-depletable mineral properties include $94.0 million of exploration and evaluation assets (December 31, 2024 - $97.8 million).

As at June 30, 2025, property, plant and equipment include right-of-use assets with a net book value of $84.8 million (December 31, 2024 - $66.3 million). Related depletion and depreciation for the three and six months ended June 30, 2025, was $4.6 million and $9.5 million, respectively (June 30, 2024 - $3.7 million and $7.2 million, respectively).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2023	1,544,820	240,970	44,218	941,528	2,771,536
Additions	82,553	29,165	74,018	42,030	227,766
Changes in closure and reclamation provision	2,890	-	-	(45)	2,845
Disposals and write-offs (1)	-	(14,485)	-	(7,534)	(22,019)
Transfers (2)	(10,612)	13,695	(44,344)	41,261	-
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	724,468	-	49	472,807	1,197,324
Disposals and write-offs	-	-	-	(6,737)	(6,737)
Depletion and depreciation	177,131	-	-	73,223	250,354
Balance as at December 31, 2024	901,599	-	49	539,293	1,440,941
Net book value as at December 31, 2024	718,052	269,345	73,843	477,947	1,539,187

(1)	In July 2021, the Company completed the acquisition of Roxgold Inc. including its Boussoura exploration property in Burkina Faso. However, in December 2024, the Company confirmed that substantive expenditure on further exploration and evaluation of mineral resources at the Boussoura site is neither budgeted nor planned. As such, no future value is expected from the Boussoura property. Therefore, the carrying amount of the exploration and evaluation asset exceeded its recoverable amount and the Company recorded a write-off of the exploration property of $14.5 million. The Company subsequently reversed its deferred tax liability of $1.6 million related to exploration and evaluation assets and recorded a write-off.
(2)	In December 2024, the Company concluded a comprehensive review of its capitalized exploration costs associated with mineral properties. This review involved an analysis of drilling meters, exploration costs incurred to date, and an assessment of the likelihood of each prospect becoming part of the Company's mineral reserves. As a result of this review, certain prospects previously classified as depletable at the Séguéla mine were reclassified as non-depletable mineral properties, resulting in a net transfer of $13.7 million from depletable to non-depletable mineral properties. This reclassification reflects the updated assessment of the long-term economic viability and recoverability of mineral resources associated with these prospects and represents a true-up between depletable and non-depletable categories.

8.   OTHER NON-CURRENT ASSETS

	Note	June 30, 2025 $	December 31, 2024 $
Ore stockpiles	5	53,047	53,885
Value added tax receivables		11,362	28,374
Income tax receivable		-	1,152
Unamortized transaction costs		1,207	1,390
Other		12,682	5,303
Total other non-current assets		78,298	90,104

As at June 30, 2025, ore stockpiles include $45.8 million (December 31, 2024 - $49.0 million) at the Lindero mine and $7.3 million (December 31, 2024 - $4.9 million) at the Séguéla mine.

As at June 30, 2025, non-current VAT receivables include $11.4 million (December 31, 2024 - $nil) for Côte d’Ivoire, $nil (December 31, 2024 - $25.9 million) for Burkina Faso, and $nil (December 31, 2024 - $2.5 million) for Mexico.

Page | 10

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at June 30, 2025, other non-current assets include $11.7 million related to non-cash contingent consideration from the sale of the Sanu Entities (December 31, 2024 - $nil). Refer to Note 22 for details.

9.   TRADE AND OTHER PAYABLES

	Note	June 30, 2025 $	December 31, 2024 $
Trade accounts payable		78,171	91,180
Payroll and related payables		20,070	30,345
Mining royalty payable		1,340	4,433
Other payables		19,891	15,565
Share units payable	15(a)(b)(c)	14,532	10,119
Total trade and other payables		134,004	151,642

As at June 30, 2025, other payables include $12.9 million of dividends declared to non-controlling interests, including withholding taxes, (December 31, 2024 - $nil), and $nil (December 31, 2024 - $6.6 million) of severance provisions for the anticipated closure of the San Jose mine. As at June 30, 2025, other payables also include $1.7 million (December 31, 2024 - $nil) related to 505 ounces of gold sold at Lindero under an advanced sales contract but not yet delivered. Although consideration was received, the related ounces had not yet been poured and did not meet the criteria for revenue recognition.

10.  RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2025 and 2024:

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Salaries and benefits	1,422	2,038	4,365	4,969
Directors' fees	318	214	536	429
Consulting fees	16	16	37	33
Share-based payments	1,969	3,539	7,588	5,280
	3,725	5,807	12,526	10,711

During the three and six months ended June 30, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC Ingeniería y Construcción S.A.C. (“JRC”). The transaction subsequently closed on April 11, 2025 (refer to Note 22 for details). Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Company’s Board of Directors.

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

11.  LEASE OBLIGATIONS

	Minimum lease payments
	June 30, 2025 $	December 31, 2024 $
Less than one year	29,431	24,849
Between one and five years	61,893	50,868
More than five years	15,512	6,618
	106,836	82,335
Less: future finance charges	(20,832)	(14,358)
Present value of lease obligations	86,004	67,977
Less: current portion	(22,097)	(19,761)
Non-current portion	63,907	48,216

12.  DEBT

The following table summarizes the changes in debt:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Total $
Balance as at December 31, 2023	-	43,901	162,946	206,847
Proceeds from 2024 Convertible Notes	172,500	-	-	172,500
Drawdown	-	-	68,000	68,000
Transaction costs	(6,488)	-	-	(6,488)
Portion allocated to equity	(45,999)	-	-	(45,999)
Convertible debt conversions	-	(35,383)	-	(35,383)
Transaction costs allocated to equity	1,730	-	-	1,730
Amortization of discount and transaction costs	4,288	1,131	2,054	7,473
Extinguishment of debt	-	146	-	146
Payments	-	(9,795)	(233,000)	(242,795)
Balance as at December 31, 2024	126,031	-	-	126,031
Amortization of discount and transaction costs	4,009	-	-	4,009
Balance as at June 30, 2025	130,040	-	-	130,040
Non-current portion	130,040	-	-	130,040

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at June 30, 2025, the Company was in compliance with all of the covenants under the Credit Facility.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for the Credit Facility. All security previously granted by the Company's Burkinabe operating subsidiary, Sanu, and its direct and indirect holding companies, was released in connection with the sale of the Company’s Burkinabe subsidiaries to Soleil Resources International Ltd., which closed on May 12, 2025. Refer to Note 22 for details.

As at June 30, 2025, the Credit Facility remained undrawn, except for Letters of Credit.

13.  OTHER NON-CURRENT LIABILITIES

	Note	June 30, 2025 $	December 31, 2024 $
Restricted share units	15(b)	3,356	3,944
Other		-	146
Total other non-current liabilities		3,356	4,090

14.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	San Jose(1) $	Lindero $	Yaramoko(1) $	Séguéla $	Total $
Balance as at December 31, 2024	15,356	14,677	15,470	14,724	15,110	75,337
Changes in estimate (2)	(1,297)	460	687	(375)	481	(44)
Reclamation expenditures	(37)	(143)	-	-	-	(180)
Accretion	410	341	366	156	314	1,587
Effect of changes in foreign exchange rates	-	(35)	-	-	-	(35)
Disposals	-	(15,300)	-	(14,505)	-	(29,805)
Balance as at June 30, 2025	14,432	-	16,523	-	15,905	46,860
Less: current portion	(749)	-	-	-	-	(749)
Non-current portion	13,683	-	16,523	-	15,905	46,111
(1)	Represents the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the period. Refer to Note 22 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net (loss) income from discontinued operations, net of tax in the Company's consolidated statements of income for the six months ended June 30, 2025.

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Caylloma $	San Jose $	Lindero $	Yaramoko $	Séguéla $	Total $
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Changes in estimate (1)	(1,259)	7,231	349	(128)	3,883	10,076
Reclamation expenditures	(259)	(2,035)	-	-	-	(2,294)
Accretion	924	922	636	619	450	3,551
Effect of changes in foreign exchange rates	-	(1,799)	-	-	-	(1,799)
Balance as at December 31, 2024	15,356	14,677	15,470	14,724	15,110	75,337
Less: current portion	(86)	(4,424)	-	-	-	(4,510)
Non-current portion	15,270	10,253	15,470	14,724	15,110	70,827
(1)	The change in estimate for the San Jose mine of $7.2 million was included in other expenses in the Company's consolidated statements of income (loss) for the year ended December 31, 2024.

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	17,521	17,470	17,594	52,585
Discount rate	5.78%	4.78%	3.98%
Inflation rate	2.80%	2.50%	2.20%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.  SHARE-BASED PAYMENTS

During the three and six months ended June 30, 2025, the Company recognized share-based payments of $4.5 million and $13.7 million, respectively (June 30, 2024 - $5.6 million and $7.8 million, respectively), related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	595
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	-	2,817
Outstanding, June 30, 2025	1,267,808	8,280

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2023	2,668,197	5,216
Granted	1,956,611	-
Units paid out in cash	(896,413)	(3,160)
Forfeited or cancelled	(179,402)	(332)
Changes in fair value and vesting	-	7,263
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	-
Units paid out in cash	(1,388,867)	(7,342)
Forfeited or cancelled	(122,133)	(277)
Changes in fair value and vesting	-	8,240
Outstanding, June 30, 2025	3,392,606	9,608
Less: current portion		(6,252)
Non-current portion		3,356

RSUs granted during the three and six months ended June 30, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2023	1,840,012
Granted	1,038,383
Vested and paid out in shares	(823,433)
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, June 30, 2025	1,996,507

PSUs granted during the three and six months ended June 30, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

During the three and six months ended June 30, 2025, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 118% (December 31, 2024 - 72%) was applied, resulting in the issuance of 948,697 (December 31, 2024 - 589,574) common shares upon vesting.

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2025, a total of 2,950,529 stock options are available for issuance under the plan. As at June 30, 2025, no stock options were outstanding (December 31, 2024 - none).

16.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course Issuer bid program (“NCIB”) to purchase up to 15,347,999 common shares, being 5% of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the six months ended June 30, 2025, the Company acquired and cancelled 916,900 common shares (June 30, 2024 - 1,030,375) at an average cost of $4.53 per share (June 30, 2024 - $3.42), excluding brokerage fees, for a total cost of $4.2 million (June 30, 2024 - $3.5 million).

17.  EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	42,629	21,262	78,063	34,298
Net income attributable to Fortuna shareholders	37,314	40,629	95,817	66,879

Weighted average number of shares (000's)	306,960	306,004	306,788	306,237
Earnings per share from continuing operations - basic	0.14	0.07	0.25	0.11
Earnings per share - basic	0.12	0.13	0.31	0.22

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	42,629	21,262	78,063	34,298
Add: finance costs on convertible debt, net of tax (1)	-	777	-	-
Diluted net income from continuing operations for the period	42,629	22,039	78,063	34,298
Net income attributable to Fortuna shareholders	37,314	40,629	95,817	66,879
Add: finance costs on convertible debt, net of tax (1)	-	777	-	-
Diluted net income for the period	37,314	41,406	95,817	66,879

Weighted average number of shares (000's)	306,960	306,004	306,788	306,237
Incremental shares from dilutive potential shares	1,997	10,937	1,725	1,970
Weighted average diluted number of shares (000's)	308,957	316,941	308,513	308,207
Earnings per share from continuing operations - diluted	0.14	0.07	0.25	0.11
Earnings per share - diluted	0.12	0.13	0.31	0.22
(1)	For the three months ended June 30, 2024, finance costs on convertible debt are net of tax of $287 thousand.

The incremental shares from dilutive potential shares primarily consist of share units. For the three and six months ended June 30, 2025, an aggregate of 26,172,045 potential common shares (three months ended June 30, 2024 - 9,143,000 common shares included and six month ended June 30, 2024 - 9,143,000 common shares excluded) issuable on conversion of the 2024 Convertible Notes (June 30, 2024 - 2019 Convertible Debentures) were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive.

18.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended June 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	75,681	126,454	-	202,135
Silver-lead concentrates	-	-	15,777	15,777
Zinc concentrates	-	-	12,570	12,570
Provisional pricing adjustments	-	-	(63)	(63)
Sales to external customers	75,681	126,454	28,284	230,419

	Three months ended June 30, 2024
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	50,059	77,198	-	127,257
Silver-lead concentrates	-	-	15,566	15,566
Zinc concentrates	-	-	12,056	12,056
Provisional pricing adjustments	-	-	1,408	1,408
Sales to external customers	50,059	77,198	29,030	156,287

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	128,835	237,452	-	366,287
Silver-lead concentrates	-	-	31,459	31,459
Zinc concentrates	-	-	27,557	27,557
Provisional pricing adjustments	-	-	153	153
Sales to external customers	128,835	237,452	59,169	425,456

	Six months ended June 30, 2024
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	95,271	149,359	-	244,630
Silver-lead concentrates	-	-	31,547	31,547
Zinc concentrates	-	-	22,931	22,931
Provisional pricing adjustments	-	-	1,174	1,174
Sales to external customers	95,271	149,359	55,652	300,282

The following table presents the Company’s revenue by customer for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Customer 1	126,454	77,198	237,452	149,359
Customer 2	75,681	50,058	128,835	95,271
Customer 3	28,284	29,031	59,169	55,652
	230,419	156,287	425,456	300,282

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.  COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Direct mining costs	46,404	41,246	88,580	78,245
Depletion and depreciation	47,733	41,786	92,136	81,026
Salaries and benefits	19,255	14,052	36,249	27,747
Royalties and other taxes	11,539	5,974	22,007	12,053
Workers' participation	518	390	1,295	742
Other	(59)	228	(182)	228
Cost of sales	125,390	103,676	240,085	200,041

For the three and six months ended June 30, 2025, depletion and depreciation includes $4.2 million and $8.1 million, respectively, of depreciation related to right-of-use assets (June 30, 2024 - $2.6 million and $5.1 million, respectively).

On January 7, 2025, the Director General of Taxes in Côte d’Ivoire issued a communiqué announcing that the Fiscal Annex 2025 would become effective on January 10, 2025. The Fiscal Annex includes an increase of 2% in ad valorem tax rates applicable to mining operations. This change applies to gold revenue generated from the Company’s Séguéla mine and is reflected in the results for the three and six months ended June 30, 2025.

20.  GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
General and administration	16,937	14,924	31,679	28,876
Workers' participation	111	86	141	157
	17,048	15,010	31,820	29,033
Share-based payments	4,527	5,633	13,656	7,832
General and administration	21,575	20,643	45,476	36,865

21.  INTEREST AND FINANCE COSTS, NET

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Interest income	3,084	602	6,143	1,301
Credit facilities and other interest	(582)	(3,224)	(987)	(6,855)
2024 Convertible Notes interest	(1,617)	(354)	(3,234)	(354)
Amortization of discount and transaction costs	(2,181)	(1,462)	(4,272)	(2,212)
Bank stand-by and commitment fees	(224)	(184)	(460)	(361)
Accretion expense	(528)	(506)	(1,090)	(981)
Lease liabilities	(1,375)	(933)	(2,567)	(1,798)
2019 Convertible Debentures interest	-	(530)	-	(1,060)
	(3,423)	(6,591)	(6,467)	(12,320)

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.   DISCONTINUED OPERATIONS

(a)	Accounting Policy – Assets Held for Sale and Discontinued Operations

The Company classifies non-current assets and disposal groups as held for sale when their carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. Assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal, excluding finance costs and income tax expense.

Classification as held for sale is appropriate only when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and management is committed to a plan to sell. The sale must be expected to complete within one year from the date of classification, and it must be unlikely that significant changes to or withdrawal of the plan will occur. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Related assets and liabilities are presented separately as current items in the statement of financial position.

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are excluded from continuing operations and are presented as a single amount, net of tax, in the statement of profit or loss.

(b)	Accounting Disclosure

On April 11, 2025, the Company completed the sale of its 100% interest in Cuzcatlan, which owns and operates the San Jose Mine in Oaxaca, Mexico. Accordingly, all assets and liabilities previously classified as held for sale were derecognized during the three and six months ended June 30, 2025.

On May 12, 2025, the Company completed the sale of its interests in the Sanu Entities and ceased all operations in Burkina Faso.

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Sales	19	30,264	168	54,307
Cost of sales	138	25,524	287	49,248
Mine operating (loss) income	(119)	4,740	(119)	5,059

General and administration	-	1,590	638	3,048
Foreign exchange loss (gain)	178	(842)	190	(689)
Other expenses	10	469	2,202	368
Operating (loss) income	(307)	3,523	(3,149)	2,332

Interest and finance costs, net	-	(312)	(325)	(507)
(Loss) income before income taxes	(307)	3,211	(3,474)	1,825

Income taxes	-	-	(1)	(896)
Net (loss) income from operating activities, net of tax	(307)	3,211	(3,473)	2,721

Gain on sale of discontinued operation	7,646	-	7,646	-
Income from discontinued operation, net of tax	7,339	3,211	4,173	2,721

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	0.02	0.01	0.01	0.01
Diluted	0.02	0.01	0.01	0.01

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Sales	32,951	73,420	128,059	130,331
Cost of sales	22,816	50,839	82,393	85,790
Mine operating income	10,135	22,581	45,666	44,541

General and administration	(14)	182	1,380	732
Foreign exchange (gain) loss	(2,384)	528	(4,254)	2,064
Other expenses	3,128	730	3,217	1,143
Operating income	9,405	21,141	45,323	40,602

Interest and finance costs, net	26	19	44	(275)
Income before income taxes	9,431	21,160	45,367	40,327

Income taxes	3,295	3,240	10,140	7,236
Net income from operating activities, net of tax	6,136	17,920	35,227	33,091

Loss on sale of discontinued operation	(11,360)	-	(11,360)	-
Tax expense on sale of discontinued operation	(4,052)	-	(4,052)	-
Release of OCI on sale of discontinued operation	(1,701)	-	(1,701)	-
(Loss) income from discontinued operation, net of tax	(10,977)	17,920	18,114	33,091

(Loss) income from discontinued operation, net of tax attributable to:
Fortuna shareholders	(12,654)	16,156	13,581	29,860
Non-controlling interest	1,677	1,764	4,533	3,231
	(10,977)	17,920	18,114	33,091

(Loss) income per share from discontinued operation attributable to Fortuna shareholders
Basic	(0.04)	0.05	0.04	0.10
Diluted	(0.04)	0.05	0.04	0.10

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Effect of disposal

As at June 30, 2025	Cuzcatlan $	Sanu Entities $
Cash and cash equivalents	1,817	7,384
Trade and other receivables	1,897	46,791
Inventories	2,786	17,153
Mineral properties and property, plant and equipment	9,189	61,533
Other current assets	4,281	-
Other non-current assets	2,426	35,458
Trade and other payables	(763)	(41,004)
Lease obligations	(197)	(2,666)
Closure and reclamation provisions	(15,300)	(14,505)
Deferred tax liabilities	-	(8,032)
Net assets sold	6,136	102,112

Cash consideration received	13,586	68,844
Other consideration received	196	11,658
Total consideration received	13,782	80,502

Non-controlling interests removed with disposal	-	10,250
Gain (loss) on sale of discontinued operations	7,646	(11,360)

	Cuzcatlan $	Sanu Entities $
Cash consideration received	13,586	68,844
Cash and cash equivalents disposed of	(1,817)	(7,384)
Net cash inflows on disposal	11,769	61,460

The $70.0 million cash consideration for the disposal of the Sanu Entities is subject to a post-closing working capital and net cash adjustment. As at June 30, 2025, only one adjustment has been recorded, reflecting a $1.2 million cash transfer from the Company to one of the disposed subsidiaries shortly after closing. No further adjustments were recognized as at June 30, 2025, and the final agreement on post-closing working capital and net cash adjustment is expected in the third quarter.

Non-cash consideration received for the disposal of the Sanu Entities’ assets relates to the right to receive up to $53.6 million of future cash payments associated with VAT receivables (subject to administrative fees and capital gains taxes) if received by Sanu from the State of Burkina Faso within the period of five years from the closing date, subject to certain conditions. The estimated fair value was based on projected future cash flows, after considering applicable fees and taxes, using internal historical data discounted over the expected period of collection. This is a Level 3 fair value measurement, as the estimated cash flows are significantly affected by assumptions regarding discount rates, timing of recovery, and the probability of collection.

Page | 23

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Cuzcatlan	(1,303)	4,160	(11,200)	(819)
Sanu Entities	(24,074)	32,012	23,184	54,115
Net cash (used in) provided by operating activities	(25,377)	36,172	11,984	53,296

Cuzcatlan	11,827	(1,350)	11,738	(4,257)
Sanu Entities	61,459	(8,050)	59,942	(19,034)
Cash provided by (used in) investing activities	73,286	(9,400)	71,680	(23,291)

Cuzcatlan	-	(216)	(22)	(477)
Sanu Entities	(11,875)	(1,018)	(12,857)	(2,067)
Cash used in financing activities	(11,875)	(1,234)	(12,879)	(2,544)
Net cash flows from discontinued operations	36,034	25,538	70,785	27,461

Page | 24

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

	Three months ended June 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	75,681	126,454	28,284	-	230,419
Cost of sales before depreciation and depletion	(27,608)	(36,696)	(13,353)	-	(77,657)
Depreciation and depletion in cost of sales	(13,331)	(29,964)	(4,438)	-	(47,733)
General and administration	(2,595)	(3,382)	(1,810)	(13,788)	(21,575)
Other (expenses) income	(3,064)	5,620	61	(2,348)	269
Finance items	774	(1,078)	(136)	(1,926)	(2,366)
Segment income (loss) before taxes	29,857	60,954	8,608	(18,062)	81,357
Income taxes	(1,874)	(27,080)	(4,480)	(218)	(33,652)
Segment income (loss) after taxes from continuing operations	27,983	33,874	4,128	(18,280)	47,705

	Three months ended June 30, 2024
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	50,059	77,198	29,030	-	156,287
Cost of sales before depreciation and depletion	(24,431)	(24,424)	(13,035)	-	(61,890)
Depreciation and depletion in cost of sales	(11,579)	(27,006)	(3,201)	-	(41,786)
General and administration	(3,290)	(3,171)	(1,511)	(12,671)	(20,643)
Other expenses	(886)	(250)	150	(231)	(1,217)
Finance items	1,625	(819)	(140)	(4,756)	(4,090)
Segment income (loss) before taxes	11,498	21,528	11,293	(17,658)	26,661
Income taxes	(1,520)	(8,332)	(5,222)	10,622	(4,452)
Segment income (loss) after taxes from continuing operations	9,978	13,196	6,071	(7,036)	22,209

Page | 25

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	128,835	237,452	59,169	-	425,456
Cost of sales before depreciation and depletion	(49,613)	(71,811)	(26,525)	-	(147,949)
Depreciation and depletion in cost of sales	(23,130)	(60,275)	(8,731)	-	(92,136)
General and administration	(5,094)	(5,984)	(4,383)	(30,015)	(45,476)
Other (expenses) income	(4,454)	7,101	(284)	(2,591)	(228)
Finance items	3,162	(2,064)	(258)	(4,878)	(4,038)
Segment income (loss) before taxes	49,706	104,419	18,988	(37,484)	135,629
Income taxes	(3,095)	(35,213)	(7,613)	(3,119)	(49,040)
Segment income (loss) after taxes from continuing operations	46,611	69,206	11,375	(40,603)	86,589

	Six months ended June 30, 2024
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	95,271	149,359	55,652	-	300,282
Cost of sales before depreciation and depletion	(46,899)	(45,586)	(26,533)	3	(119,015)
Depreciation and depletion in cost of sales	(23,160)	(51,054)	(6,812)	-	(81,026)
General and administration	(6,181)	(4,503)	(2,819)	(23,362)	(36,865)
Other (expenses) income	(1,489)	(3,090)	199	620	(3,760)
Finance items	3,843	(1,417)	(312)	(9,285)	(7,171)
Segment income (loss) before taxes	21,385	43,709	19,375	(32,024)	52,445
Income taxes	(2,506)	(14,306)	(8,016)	8,978	(15,850)
Segment income (loss) after taxes from continuing operations	18,879	29,403	11,359	(23,046)	36,595

As at June 30, 2025	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Total assets	617,413	-	980,484	-	150,435	389,929	2,138,261
Total liabilities	65,830	-	292,419	-	50,760	186,859	595,868
Capital expenditures (1)	46,816	452	56,626	89	7,580	13,791	125,354
(1)	Capital expenditures are on an accrual basis for the six months ended June 30, 2025.

As at December 31, 2024	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Total assets	554,396	178,769	939,303	59,098	153,586	230,380	2,115,532
Total liabilities	48,597	68,518	278,899	33,774	56,625	163,046	649,459
Capital expenditures (1)	69,636	32,401	80,580	6,653	23,323	15,173	227,766
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2024.

Page | 26

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at June 30, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	378,422	378,422
Trade receivables concentrate sales	-	9,710	-	9,710
Trade receivables doré sales	-	-	7,055	7,055
Short-term investments	-	8,922	-	8,922
Investments in equity securities	6,676	-	-	6,676
Other receivables	-	-	5,475	5,475
Other assets	-	11,658	-	11,658
Total financial assets	6,676	30,290	390,952	427,918

Financial liabilities
Trade payables	-	-	(78,171)	(78,171)
Payroll payable	-	-	(20,070)	(20,070)
Share units payable	-	(17,888)	-	(17,888)
2024 Convertible Notes	-	-	(130,040)	(130,040)
Other payables	-	-	(105,347)	(105,347)
Total financial liabilities	-	(17,888)	(333,628)	(351,516)

As at December 31, 2024	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	231,328	231,328
Trade receivables concentrate sales	-	18,920	-	18,920
Trade receivables doré sales	-	-	7,782	7,782
Investments in equity securities	119	-	-	119
Other receivables	-	-	4,332	4,332
Total financial assets	119	18,920	243,442	262,481

Financial liabilities
Trade payables	-	-	(91,180)	(91,180)
Payroll payable	-	-	(30,345)	(30,345)
Share units payable	-	(14,063)	-	(14,063)
2024 Convertible Notes	-	-	(126,031)	(126,031)
Other payables	-	-	(84,383)	(84,383)
Total financial liabilities	-	(14,063)	(331,939)	(346,002)

Page | 27

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three and six months ended June 30, 2025 and 2024, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at June 30, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	9,710	-	9,710
Other assets	-	-	11,658	11,658
Short-term investments	-	8,922	-	8,922
Investments in equity securities	6,676	-	-	6,676
Share units payable	-	(17,888)	-	(17,888)

As at December 31, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	18,920	-	18,920
Investments in equity securities	119	-	-	119
Share units payable	-	(14,063)	-	(14,063)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The table below presents the estimated fair values of the Company’s financial liabilities, categorized within Level 2 of the fair value hierarchy, not measured at fair value where amortized cost does not reasonably approximate fair value.

	June 30, 2025		December 31, 2024
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(130,040)	(224,250)	(126,031)	(177,330)
	(130,040)	(224,250)	(126,031)	(177,330)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 12), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

25.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Trade and other receivables	(2,387)	(4,682)	(6,086)	(7,346)
Prepaid expenses	1,243	(1,909)	2,972	(2,286)
Inventories	(394)	(12,387)	(7,069)	(19,682)
Trade and other payables	(2,658)	4,494	(1,993)	(9,873)
Total changes in working capital	(4,196)	(14,484)	(12,176)	(39,187)

Page | 28

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Lease obligations $
As at December 31, 2023	-	43,901	162,946	57,401
Additions	172,500	-	68,000	27,038
Terminations	-	-	-	(75)
Conversion of debenture	-	(35,383)	-	-
Accretion	4,288	1,131	2,054	3,905
Payments	-	(9,795)	(233,000)	(15,773)
Transaction costs	(6,488)	-	-	-
Equity component	(44,269)	-	-	-
Extinguishment of debt	-	146	-	-
Effect from discontinued operations	-	-	-	(4,518)
Foreign exchange	-	-	-	(1)
As at December 31, 2024	126,031	-	-	67,977
Additions	-	-	-	30,314
Terminations	-	-	-	(197)
Accretion	4,009	-	-	2,582
Payments	-	-	-	(11,112)
Effect from discontinued operations	-	-	-	(3,811)
Foreign exchange	-	-	-	251
As at June 30, 2025	130,040	-	-	86,004

The significant non-cash financing and investing transactions during the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025 $	2024 $	2025 $	2024 $
Mineral properties, plant and equipment changes in closure and reclamation provision	(1,636)	(97)	504	745
Additions to right-of-use assets	23,424	7,438	30,314	7,705
Share units allocated to share capital upon settlement	-	2,233	3,294	2,914

26.  NON-CONTROLLING INTERESTS

As at June 30, 2025, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $47.7 million. The income attributable to the NCI for the three and six months ended June 30, 2025, totaling $5.1 million and $8.5 million, respectively, is based on net income for Séguéla. As at June 30, 2025, Sango’s dividend to the State was $12.9 million, which is outstanding within other payables (see Note 9). The dividend was paid in July 2025.

Page | 29

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

On March 14, 2025, the Company agreed to increase the State of Burkina Faso’s equity interest in Sanu from 10% to 15% in response to provisions of the 2024 Mining Code, and on May 12, 2025, issued shares of an additional 5% equity interest, with a carrying value of $7.3 million, to the State. On April 16, 2025, Sanu paid a dividend to the State of $11.6 million based on a 15% ownership interest, consistent with the agreement reached on March 14, 2025. On May 12, 2025, immediately prior to the sale, the NCI of the State of Burkina Faso totaled $10.3 million. The income attributable to the NCI for the three and six months ended June 30, 2025, totaling $1.7 million and $4.5 million, respectively, is based on net income for Yaramoko.

27.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at June 30, 2025, the Company provided a bank letter guarantee of $15.2 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    Other Commitments

Argentina

As at June 30, 2025, the Company had capital commitments of $3.5 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on June 30, 2025, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $14.1 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to an approximate cumulative fee of $4.1 million as at June 30, 2025.

Page | 30

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Pillar Two Global Minimum Tax

On June 30, 2024, the Global Minimum Tax Act (“GMTA”) received royal assent, introducing the Pillar Two global minimum tax regime in Canada. The GMTA is based on the Organisation for Economic Co-operation and Development’s (“OECD”) Pillar Two Global Anti-Base Erosion (“GloBE”) model rules and applies to fiscal years beginning after December 31, 2023. The legislation includes the income inclusion rule and a qualified domestic minimum top-up tax, and contains a placeholder for the undertaxed profits rule, which is proposed to be effective for fiscal years beginning after December 31, 2024.

The Pillar Two regime applies to multinational enterprise groups with consolidated revenues of at least EUR 750 million in at least two of the four fiscal years immediately preceding a given fiscal year. As the Company exceeded the threshold for a second time in 2024, Pillar Two legislation is applicable to the Company from January 1, 2025.

As at June 30, 2025, Pillar Two legislation has only been enacted in Canada among the jurisdictions in which the Company operates. The Company is in the process of assessing the potential impact of Pillar Two legislation, including the application of the transitional safe harbour rules. No Pillar Two top-up taxes have been recognized in the interim financial statements for the three and six months ended June 30, 2025.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters, other than the item below, is expected to have a material effect on the results of operations or financial condition of the Company.

Page | 31